Exhibit (b)(1)

PRIVATE & CONFIDENTIAL

To:

GasLog Ltd. (the Company or you)

c/o 69 Akti Miaouli

Piraeus 185 37

Greece

Attention: Achilleas Tasioulas

6 April 2023

Dear Sirs

Project Saturn – Commitment Letter

1	INTRODUCTION

1.1	We are pleased to set out in this letter and in the Bridge Facility Term Sheet (as defined below) appended to this letter the terms and conditions on which we are willing to arrange and underwrite 100% of a U.S.$75,000,000 senior bridge facility (the Bridge Facility) which, if utilised, will be made available to a wholly owned subsidiary of the Company organized in the Marshall Islands as a limited liability company (the Borrower).

1.2	The purpose of the Bridge Facility will be to finance part of the acquisition costs in respect of the acquisition by the Company of all of the common units in GasLog Partners LP (the Target) not currently owned directly or indirectly by the Company.

1.3	Our commitments are provided on the basis of, and are subject to, the terms and conditions set out in:

(a)	this letter; and

(b)	the term sheet in respect of the Bridge Facility attached to this letter as Appendix A (Facility Term Sheet) (the Bridge Facility Term Sheet and, together with the letter referred to in paragraph (a) above, each as may be amended, amended and restated, supplemented, modified or replaced from time to time in accordance with the amendment provisions contained within the relevant document, the Commitment Documents).

1.4	In this letter and the other Commitment Documents, references to:

Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company and, in the case of any limited partnership, any entity (including any other limited partnership) which owns or controls or is owned or controlled by the first limited partnership or is under common ownership or control with the first limited partnership.

Business Day means any day (other than Saturday or Sunday) on which banks are open for general business in Athens (Greece), London (England) and New York (New York).

Closing Date means the date on which the Bridge Facility is drawn.

Finance Documents means, upon its execution, the meaning given the term “Finance Documents” in the Bridge Facility Agreement.

Group means the Company and its Subsidiaries from time to time.

Holding Company means, in relation to a person, any other person in respect of which it is a Subsidiary.

Subsidiary means an entity of which a person has direct or indirect control or owns directly or indirectly more than 50% of the share capital or similar right of ownership, provided that “control” for this purpose means the power to direct the management and policies of the entity whether through the ownership of share capital, contract or otherwise.

Target Group means the Target and its Subsidiaries from time to time.

Transaction means, whether in one or a series of transactions, the acquisition by the Company of all of the shares of the Target not currently owned directly or indirectly by the Company, via a merger of the Borrower with and into the Target.

1.5	Words and expressions defined in the Bridge Facility Term Sheet have the same meaning when used in this letter unless otherwise provided or the context otherwise requires.

1.6	In addition, in this letter and the other Commitment Documents,

(a)	unless otherwise provided or if the context requires, a reference to we, us, our or the like shall be construed as a reference to:

(i)	the arranger named on the signature pages to this letter (the Arranger); and/or

(ii)	the underwriter named on the signature pages to this letter (the Underwriter and, together with the Arranger, the Commitment Parties),

each acting individually or together, as the context may requires, and

(b)	any reference to a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation.

2	BRIDGE FACILITY DOCUMENTATION

2.1	We and you hereby agree to negotiate the long-form facility agreement for the Bridge Facility (the Bridge Facility Agreement) in good faith, based upon the terms and conditions set forth in the Bridge Facility Term Sheet and use our respective reasonable endeavours to agree and execute the Finance Documents on the basis of the Bridge Facility Term Sheet as soon as reasonably practicable after the execution of the Merger Agreement (as defined in the Bridge Facility Term Sheet) and in any event by the date falling six (6) months after the Commitment Date (as defined below) so that funding of the Transaction may take place pursuant to the Bridge Facility Agreement.

2.2	The first draft of each Finance Document will, unless otherwise agreed, be prepared by counsel to the Lenders on a basis that is consistent with the approach described in this paragraph 2.

3	Appointment

3.1	On acceptance of the offer set out in this letter and subject to the terms of this letter (including paragraphs 3.2 and 12.2 below) and except as otherwise provided in the Commitment Documents, the Company:

(a)	appoints the Arranger as exclusive “mandated lead arranger” with respect to the Bridge Facility and the Arranger hereby agrees to act as an arranger of the Bridge Facility;

(b)	appoints the Underwriter as exclusive “underwriter” and original lender of the Bridge Facility and the Underwriter hereby agrees to act as an underwriter and original lender of the Bridge Facility;

(c)	appoints DNB Bank ASA as documentation, facility and security agent in connection with the Bridge Facility; and

(d)	agrees that no additional arrangers, underwriters or original lenders will be appointed and no other titles will be awarded in connection with the Bridge Facility, other than in accordance with this letter or otherwise with the consent of the Commitment Parties, not to be unreasonably withheld, conditioned or delayed.

3.2	No Commitment Party is responsible for the obligations of any other Commitment Party.

4	Conditions

4.1	Our commitment to arrange and manage the primary syndication and to underwrite the relevant proportion of the Bridge Facility, to be arranged and/or underwritten by us, on the terms set out in the Commitment Documents, is subject only to satisfaction of the following conditions:

(a)	compliance by the Company of all material terms of each Commitment Document;

(b)	absence of any Material Adverse Effect (as defined in the Bridge Facility Term Sheet) and any Partnership Material Adverse Effect (as defined in the Merger Agreement);

(c)	each of the representations set out in clause 7 and each of the Specified Representations (as defined below) applicable to the Finance Documents but also mutatis mutandis to the Commitment Documents, being correct in all material respects (unless already qualified by materiality or “material adverse effect”(or similar expressions), in which case they shall be correct in all respects) at all times from the date of this letter until the date of the Bridge Facility Agreement;

(d)	the preparation, execution and delivery of the Bridge Facility Agreement as required in accordance with paragraph 2 above and the other Finance Documents;

(e)	there being no event or circumstance in relation to the provision of the Bridge Facility which would result in any Commitment Party acting contrary to any applicable law, regulation, treaty or official directive applicable to us (and we have not been able to resolve such issue by the relevant time after using reasonable efforts);

(f)	completion of client identification procedures and all due diligence in respect of the Borrower; and

(g)	completion of legal, regulatory and financial due diligence in respect of the Borrower, the Target and the Target Group, the results being in all respects satisfactory to each of the Commitment Parties, and there are no other conditions, express or implied, to such commitment.

For the purposes of this letter, Specified Representations means the representations and warranties made by the Obligors in the Bridge Facility Agreement relating as to due organization and existence of the Obligors, requisite power and authority of the Obligors to enter into the Finance Documents and consummate the transactions thereunder, the due authorization, execution and delivery of the Finance Documents by the Obligors and enforceability of the Finance Documents against the Obligors, the Finance Documents and the transactions thereunder not conflicting with laws (except to extent such conflict would not reasonably be expected to have a Material Adverse Effect (as defined in the Bridge Facility Term Sheet)) or the organizational documents of the Obligors, solvency of the Obligors and their subsidiaries (including after giving effect to the Transaction) and proceeds not used in violation of anti-corruption laws and sanctions.

4.2	We confirm that:

(a)	we have obtained all necessary approvals (including credit committee approvals and all other relevant internal approvals) to allow us to arrange, manage, underwrite and/or make available the Bridge Facility to be arranged, managed, underwritten and/or made available by us in the amounts specified in the first paragraph of this letter and do not require any further internal credit sanctions or other approvals in order to arrange, manage and underwrite the Bridge Facility in such amounts; and

(b)	there are no other conditions, express or implied, to our commitment to arrange, manage, underwrite and/or make available the Bridge Facility.

5	Fees, Costs And Expenses

5.1	All of our fees, costs and expenses and the fees, costs and expenses of the Agent (under and as defined in the Bridge Facility Agreement) shall be paid in accordance with the provisions of any letter setting out fees payable in respect of the Bridge Facility Agreement (the Bridge Facility Fee Letter), as set out in paragraph 5.2 below or as set out in the Bridge Facility Term Sheet (in each case without double counting).

5.2	The Company shall promptly on demand pay the Agent (under and as defined in the Bridge Facility Agreement) and the Commitment Parties:

(a)	all reasonable and documented out-of-pocket costs and expenses (limited, in the case of legal fees, to the reasonable and documented fees for one firm of outside counsel to the Agent and the Commitment Parties on matters of English law and one local counsel in any relevant jurisdiction), reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of the Commitment Documents and/or the Finance Documents and the primary syndication of the Bridge Facility, whether or not the Finance Documents are signed;

(b)	arrangement fees in the amount, and in accordance with the terms, set out in the Bridge Facility Term Sheet;

(c)	[REDACTED]; and

(d)	commitment fees in the amount, and in accordance with the terms, set out in the Bridge Facility Term Sheet.

6	Payments

(a)	All payments to be made under the Commitment Documents:

(i)	shall be paid in the currency of invoice and in immediately available, freely transferable cleared funds to such account with such bank(s) as the relevant Commitment Party shall notify to the Company with at least five (5) Business Days’ prior written notice;

(ii)	shall be paid without any deduction or withholding for or on account of tax (a Tax Deduction) unless a Tax Deduction is required by law; and

(iii)	are exclusive of any value added tax or similar charge (VAT).

(b)	If a Tax Deduction is required to be made by law, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(c)	If VAT is chargeable, the Company shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of the VAT against delivery of invoices and receipts as the Company may reasonably require in order to duly account for such VAT in accordance with applicable laws.

7	Information

7.1	At the times set out in paragraph 7.2 below, the Company represents and warrants to us that, and in respect of representations and warranties given with respect to the Target Group, to its knowledge, that:

(a)	any material written factual information provided to us (other than projections and other forward-looking information and information of a general economic or industry-specific nature), taken as a whole, in connection with the Transaction by, or on behalf of it, or any other member of the Group in connection with the Transaction and/or the Target Group and/or the Group (the Information) is true and accurate in all material respects on:

(i)	where such Information is dated, the date of such Information;

(ii)	where such Information is stated to be accurate as at a particular date or stated to be given by references to the facts and circumstances existing on a particular date, the date such Information is stated to be accurate or the date of the facts and circumstances by reference to which such Information is stated to be given; or

(iii)	otherwise, the date on which such Information is provided;

in each case, after giving effect to all supplements thereto provided before the date of this letter;

(b)	nothing has occurred or been omitted and no information has been given or withheld that results in the Information being untrue or misleading in any material respect in light of the circumstances under which such statements were or are made, in each case, after giving effect to all supplements thereto provided before the date of this letter; and

(c)	any financial projections provided by or on behalf of the Company or any other member of the Group in connection with the Transaction have been prepared in good faith on the basis of reasonable assumptions (it being understood that such projections are as to future events and are not to be viewed as facts, that such projections may be subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, that no assurance can be given that the projections will be realised and that the actual results during the period or periods covered by any such projections may differ significantly from the projected results and such differences may be material).

7.2	The representations and warranties set out in paragraph 7.1 above are deemed to be made by the Company on the date of this letter and by reference to the facts and circumstances existing on the date hereof (or otherwise in respect of the period to which the relevant Information or projections are expressed to relate or the representations in respect thereof are expressed to be given).

7.3	The Company acknowledges that we will be relying on the Information without carrying out independent verification.

7.4	The representations and warranties in paragraph 7.1 above will be superseded by those in the Bridge Facility Agreement.

8	Indemnity

8.1	Whether or not the Bridge Facility Agreement is signed, the Company shall, within fifteen (15) Business Days of demand, indemnify and hold harmless us and any of our respective Affiliates and any of our (or our respective Affiliates’) directors, officers, agents, advisers and employees (as applicable) in each case in our capacity as an arranger, underwriter and/or original lender (each an Indemnified Person) against any cost, expense, loss, liability (limited, in the case of legal fees and expenses, to the reasonable and documented fees and expenses of one counsel to such Indemnified Persons taken as a whole and in the case of a conflict of interest, one additional counsel to the affected Indemnified Persons similarly situated, taken as a whole (and, if reasonably necessary one local counsel in any relevant jurisdiction)) incurred by or awarded against such Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights), commenced or threatened, relating to this letter, the Commitment Documents, the Bridge Facility or the Transaction or the use or proposed use of proceeds of the Bridge Facility or the arranging or underwriting of the Bridge Facility except to the extent such cost, expense, loss or liability has resulted:

(a)	from the fraud, gross negligence or wilful misconduct of such Indemnified Person or from such Indemnified Person breaching a term of, or not complying with, any of its obligations under the Commitment Documents, the Bridge Facility Agreement and/or any other Finance Document or any Confidentiality Undertaking (as defined in paragraph 9.2) given by that Indemnified Person, in each case as determined by a court of competent jurisdiction in a final and unappealable judgement; or

(b)	from or relates to any disputes solely among Indemnified Persons and has not arisen out of any act or omission of the Company or any other entity controlled by it.

8.2	If any event occurs in respect of which indemnification may be sought from the Company, the relevant Indemnified Person shall only be indemnified if (in each case where legally permissible to do so and without being under any obligation to so notify to the extent that it is not lawfully permitted to do so) it:

(a)	notifies the Company in writing within a reasonable amount of time after the relevant Indemnified Person becomes aware of such event and this provision provided that the failure to notify the Company shall not relieve the Company from any liability that the Company may have under this paragraph 8 except to the extent that the Company has been prejudiced by such failure;

(b)	consults with the Company fully and promptly with respect to the conduct of the relevant claim, action or proceeding;

(c)	conducts such claim, action or proceeding properly and diligently; and

(d)	does not settle any such claim, action or proceeding without the Company’s prior written consent (such consent not to be unreasonably withheld or delayed),

provided that the Indemnified Person shall also be entitled to appoint their own legal counsel in each applicable jurisdiction in respect of any such claim, action or proceeding (subject to the limitation on indemnification of legal fees and expenses set forth in paragraph 8.1) and the above indemnity shall be superseded by any corresponding indemnity contained in the Bridge Facility Agreement, once signed.

8.3	No Commitment Party shall have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraph 8.1.

8.4	Neither (x) any Indemnified Person, nor (y) the Company (or any of its Subsidiaries or Affiliates) or any member of the Target Group (or any of their respective Subsidiaries or Affiliates) shall be liable for any indirect, special, punitive or consequential losses or damages in connection with its activities related to the Bridge Facility or the Commitment Documents.

9	Confidentiality

9.1	Each of the parties to this letter acknowledges that the Commitment Documents and all Confidential Information (as defined below) are confidential and (i) the Company shall not (and the Company shall ensure that none of its Affiliates (or any of their respective directors, officers, agents and employees) shall), without the prior written consent of each Commitment Party, disclose the Commitment Documents or their contents to any other person and (ii) no Commitment Party shall (and each Commitment Party shall ensure that none of its Affiliates (or any of their respective directors, officers, agents and employees) shall), without the prior written consent of the Company, disclose the Commitment Documents or their contents or any Confidential Information to any other person, in each case except:

(a)	as required by law or as requested by any applicable governmental or other regulatory authority or by any applicable stock exchange or if required in connection with any legal, administrative or arbitration proceedings provided that (i) the person to whom the Commitment Documents or the contents thereof or Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that disclosing party (acting reasonably and in good faith), it is not practicable so to do in the circumstances and (ii) the disclosing party shall, to the extent practicable and not prohibited by applicable law, promptly inform the other parties to this letter;

(b)	to its Affiliates and each of their (or their respective Affiliates’) respective directors, officers, advisers, employees, agents and professional advisers and representatives of each of the foregoing and their respective employees on a confidential and need-to-know basis for the purposes of the Bridge Facility provided that the person to whom the Commitment Documents or the contents thereof or the Confidential Information is to be given has entered into a Confidentiality Undertaking (as defined below) (unless such person is an employee of the disclosing party or such party’s Affiliate) and has been made aware of, and agreed to be bound by, the obligations under this paragraph or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(c)	that any Commitment Party may disclose any Commitment Document or the contents thereof or any Confidential Information to any of its Affiliates or to any bank, financial institution or other person and any of their respective Affiliates and advisers with whom it is discussing the transfer, assignment or participation of any commitment or obligation under any Commitment Document provided that:

(i)	if such person is not listed on the agreed white list set forth on Exhibit 2 to the Bridge Facility Term Sheet, the disclosing Commitment Party must obtain the prior written consent of the Company prior to providing any Commitment Document or the contents thereof or Confidential Information to such person; and

(ii)	the person to whom the Commitment Document or the contents thereof or Confidential Information is to be given has first entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is subject to confidentiality obligations as a matter of law or professional practice;

(d)	that the Company may make the Commitment Documents or the contents thereof available to the management of the Target, the Group, each vendor or seller (howsoever described) under any merger agreement to be entered into by the Company in respect of the Transaction and each of their professional advisers in connection with the Transaction and any person who may join as an arranger, underwriter or lender of the Bridge Facility, provided that they have been made aware of and agree to be bound by the obligations under this paragraph or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(e)	to rating agencies who have been made aware of, and agree to be bound by, the obligations under this paragraph or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(f)	as part of any “due diligence” defence where the recipients have been made aware of, and agree to be bound by, the obligations under this paragraph or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(g)	in connection with the exercise of any remedy or enforcement of any right under the Commitment Documents;

(h)	that the Company may disclose the Commitment Documents and the terms thereof in any public filing relating to the Transaction or the Bridge Facility or as otherwise required by law; and

(i)	that the Company may disclose the aggregate fee amounts contained in the Commitment Documents (but without disclosing any specific fees) in financial statements or as part of projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transaction and the Bridge Facility.

9.2	In this letter:

Confidential Information means:

all information relating to the Company, the Group, the Target Group, the Transaction (including, but not limited to, the discussions between the parties relating to the Transaction), the Finance Documents and/or the Bridge Facility which is provided to a Commitment Party (the Receiving Party) by or on behalf of the Company (the Providing Party), in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach by the Receiving Party of a confidentiality obligation to which that Receiving Party is subject;

(b)	is identified in writing at the time of delivery as non-confidential by the Providing Party; or

(c)	is known by the Receiving Party before the date the information is disclosed to the Receiving Party by the Providing Party or is lawfully obtained by the Receiving Party after that date, from a source which is, as far as the Receiving Party is aware, unconnected with the Company, the Group or the Target Group and which, in either case, as far as the Receiving Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

Confidentiality Undertaking means a confidentiality undertaking substantially in a recommended form of the Loan Market Association or in any other form agreed between us and the Company.

10	Publicity/Announcements

10.1	All publicity in connection with the Bridge Facility shall be managed jointly by us and the Company.

10.2	No announcements regarding the Bridge Facility or any appointment of any Commitment Party as arranger, underwriter, original lender or agent (as the case may be) shall be made without the prior written consent of the Commitment Parties and the Company.

11	Conflicts

11.1	The provisions of this paragraph 11 (Conflicts) are without prejudice to and subject to the obligations of the parties under paragraph 9 (Confidentiality).

11.2	Each Commitment Party agrees that it will use the information supplied by the Company (or any other person on the Company’s behalf) in connection with the Transaction for the sole purpose of providing advice and/or financing to the Company (and its Affiliates) in our capacity as a Commitment Party.

11.3	Each Commitment Party and the Company acknowledges that we and our Affiliates may act in more than one capacity in relation to the Transaction and may provide debt financing, equity capital or other services to other persons with whom the Company or its Affiliates may have conflicting interests in respect of the Transaction or the Bridge Facility.

11.4	Neither the relationship described in this letter nor the services provided by any Commitment Party or any of our respective Affiliates to you or any other matter will give rise to any fiduciary, equitable or contractual duties (including, without limitation, any duty of confidence) which could prevent or hinder us or our respective Affiliates providing similar services to other customers, or otherwise acting on behalf of other customers or for their own account. However, the Commitment Parties shall not use any Confidential Information in connection with providing services to other persons or furnish such Confidential Information to such other persons. No Commitment Party shall, nor shall any of their respective Affiliates be required to, account to the Company for any payment, remuneration, profit or benefit obtained by it as a result of acting in the ways referred to above or as a result of entering into any transaction with the Company or providing services to the Company.

11.5	No Commitment Party shall use any Confidential Information in connection with providing services to other persons or furnish such information to such other persons.

11.6	The Company acknowledges that we have no obligation to use any information obtained from another source for the purposes of the Bridge Facility or to furnish such information to the Company or its Affiliates.

11.7	The Commitment Parties reserve the right to employ the services of certain of their respective Affiliates (the Arranger Affiliates) in providing services incidental to the provision of the Bridge Facility and to the extent a Commitment Party employs the services of such an Arranger Affiliate, it will procure that such Arranger Affiliate performs its obligations as if such Arranger Affiliate were a party to this letter in the relevant capacity. The Company agrees that in connection with the provision of such services, the Commitment Parties and our Arranger Affiliates may share with each other any Confidential Information or other information relating to the Company, the Group and the Target Group, subject to the Arranger Affiliates agreeing to keep confidential any such Confidential Information or other information to the extent it is confidential in accordance with the provisions of paragraph 9 (Confidentiality) of this letter.

12	Termination

12.1	Our commitments and other obligations set out in this letter are irrevocable and shall become effective only if the offer contained in this letter is accepted in writing by the Company in the manner set out in paragraph 12.2 below (the date of such acceptance, the Commitment Date), and such commitment and obligations shall otherwise expire and terminate six (6) months after the Commitment Date (the Backstop Date), or such later date as agreed by us (acting reasonably and in good faith).

12.2	If the Company does not accept the offer made by us in this letter by signing and scanning a counter-signed copy of this letter to the contacts identified on the signature pages below before 11:59 pm (London time) on the date falling two (2) Business Days from (and excluding) the date of this letter, such offer shall terminate on that date.

12.3	Notwithstanding the previous paragraphs of this clause 12, we may terminate our obligations under this letter at any other time with immediate effect by notifying the Company in writing to that effect if, in our opinion (acting reasonably), any of the conditions set out in paragraph 4.1 is not satisfied or met or will not be satisfied or met by the Backstop Date.

13	Survival

The rights and obligations of the parties hereto under this paragraph and paragraphs 5 (Fees, Costs And Expenses), 6 (Payments), 7 (Information), 8 (Indemnity), 9 (Confidentiality), 10 (Publicity/Announcements), 11 (Conflicts), 14 (Service of Process), 15 (Remedies and Waivers), 16 (Partial Invalidity), 17 (Entire Agreement), 18 (Counterparts), 19 (Third Party Rights) and 20 (Governing Law and Jurisdiction) shall survive and continue after any expiry or termination of our obligations (including any of our permitted successors and assigns) under the Commitment Documents but shall:

(a)	in the case of paragraphs 7 (Information), 8 (Indemnity), 9 (Confidentiality), 15 (Remedies and waivers), 17 (Entire Agreement) and 19 (Third Party Rights) terminate on the execution of the Bridge Facility Agreement to the extent that substantially equivalent provisions are contained therein (but without prejudice to the accrued rights and obligations at the time of termination); and

(b)	to the extent the Bridge Facility Agreement is not signed, in the case of paragraph 9 (Confidentiality), terminate on the second anniversary of the date of this letter.

14	Service of Process

14.1	Without prejudice to any other mode of service allowed under any relevant law, the Company:

(a)	irrevocably appoints GasLog Services UK Ltd., with its registered office currently at 99 Kings Road, London, SW3 4PA, England as its agent for service of process in relation to any proceedings before the courts of England in connection with the Commitment Documents; and

(b)	agrees that failure by an agent for service of process to notify the Company of the process will not invalidate the proceedings concerned.

14.2	If any person appointed as agent for service of process is unable for any reason to act as an agent for service of process, the Company must promptly (and in any event within ten (10) Business Days of such event taking place) appoint another agent for service of process on terms acceptable to us (acting reasonably).

15	Remedies and Waivers

The failure to exercise or delay in exercising a right or remedy under the Commitment Documents will not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy will preclude any further exercise of that right or remedy, or the exercise of any other right or remedy. Except as expressly provided in the Commitment Documents, the rights and remedies contained in the Commitment Documents are cumulative and not exclusive of any rights or remedies provided by law.

16	Partial Invalidity

If, at any time, any provision of the Commitment Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

17	Entire Agreement

17.1	The Commitment Documents set out the entire agreement between us with regards to the arranging, managing, underwriting and/or making available (as relevant) of the Bridge Facility and supersede any prior oral and/or written understandings or arrangements relating to the Bridge Facility.

17.2	Any provision of the Commitment Documents may only be amended or waived by way of a written amendment or waiver signed by the Commitment Parties and the Company, or otherwise pursuant to the terms of such Commitment Document.

18	Counterparts

Each Commitment Document may be executed in any number of counterparts and all those counterparts taken together shall be deemed to constitute one and the same Commitment Document. Delivery of a counterpart of a Commitment Document by email attachment shall be an effective mode of delivery.

19	Third Party Rights

Unless expressly provided to the contrary in this letter, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any of its terms. Notwithstanding any term of this letter, the consent of any person who is not a party to this letter is not required to rescind or vary this letter at any time.

20	Governing Law and Jurisdiction

20.1	Each Commitment Document and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligations arising out of the negotiations of the transaction contemplated by each Commitment Document) shall be governed by, and construed in accordance with, English law.

20.2	For our benefit only, each of the parties to this letter agrees that the courts of England shall have non-exclusive jurisdiction to settle any disputes arising out of or in connection with the Commitment Documents and any non-contractual obligation arising out of or in connection with these (including any non-contractual obligations arising out of the negotiations of the transaction contemplated by the Commitment Documents) and each of the parties to this letter accordingly submits to the jurisdiction of the English courts.

20.3	Each of the parties to this letter further agrees:

(a)	to waive any objection to the English courts on grounds of inconvenient forum or otherwise as regards proceedings in connection with the Commitment Documents and any non-contractual obligation arising out of or in connection with the Commitment Documents;

(b)	that a judgment or order of an English court in connection with the Commitment Documents and any non-contractual obligation arising out of or in connection with it is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction; and

(c)	that nothing in this paragraph limits our right to bring proceedings against the Company in connection with the Commitment Documents and any non-contractual obligation arising out of or in connection with the Commitment Documents:

(i)	in any other court of competent jurisdiction; or

(ii)	concurrently in more than one jurisdiction.

20.4	We acknowledge that the Company may seek specific performance by us and any other finance parties (howsoever described) in respect of our commitments and of our agreement to enter into and to make advances under the Finance Documents for the funding of the Transaction in addition to any other available remedies and that damages are not an adequate remedy with respect to these matters.

21	assignments

21.1	Without prejudice to our right to syndicate the Bridge Facility (whether before or after the execution of the Bridge Facility Agreement) to the extent set forth in the Bridge Facility Term Sheet, no party to this letter may assign this letter or any commitments or agreements hereunder to any other person without the prior written consent of each of the other parties hereto (and any purported assignment without such consent will be null and void).

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APPENDIX A
Bridge Facility Term Sheet

BRIDGE FACILITY TERM SHEET

USD75,000,000

Borrower:	A wholly owned subsidiary of GasLog Ltd. organized in the Marshall Islands as a limited liability company.

Guarantor:	GasLog Ltd.

Obligors:	The Borrower and the Guarantor.

Group:	GasLog Ltd. and its subsidiaries

Vessels:	All ships owned or leased in by the Group (whether with or without a purchase obligation)

Facility Agent, Bookrunner, Underwriter:	DNB Bank ASA

Lender:	DNB (UK) Ltd.

Facility:	Senior term loan (“Bridge Facility”)

Existing Facility:	The USD 1,053m facility dated 12th December 2019 entered into between wholly owned subsidiaries of the Guarantor and banks including the Lender.

Facility Purpose:	To part finance the acquisition by the Guarantor of all of the common units (the “Target Units”) in GasLog Partners LP not currently owned by the Guarantor, via a merger of the Borrower with and into GasLog Partners LP (the “Transaction”).

Merger Agreement:	Agreement and Plan of Merger dated on or about the date of this Bridge Facility Term Sheet, by and among GasLog Partners LP, GasLog Partners GP LLC, GasLog Ltd. and the Borrower.

Facility Amount:	The lower of (x) USD 75m and (y) 85% of the purchase price of the Target Units.

Signing Date:	Date of signing of the Facility Agreement being no later than the date falling 6 months from the date of the Commitment Date (as defined below).

Utilisation Date:	The date of Utilisation of the Bridge Facility.

Availability Period:	From and including the Signing Date to and including the date that is 11 months from Commitment Date.

Commitment Date:	The date on which the Commitment Letter is countersigned by the Borrower (being a date falling not later than 14 April 2023).

Documentation:

The Lender’s commitment to provide the Bridge Facility on the terms set forth in this Bridge Facility Term Sheet shall be set forth in a certain funds commitment letter (the “Commitment Letter”) and in a form acceptable to the Borrower and the Lender (each acting reasonably and in good faith).

The Bridge Facility shall be set forth in a bridge facility agreement (the “Facility Agreement”) which shall reflect the terms set forth in this Bridge Facility Term Sheet, and which shall otherwise be documented on the basis of an LMA based facility agreement, to be in all respects satisfactory to the Obligors and the Facility Agent and incorporate inter alia, conditions precedent, representations and warranties, undertakings (including, indicatively, the covenants set out in Exhibit 3), Events of Default and other usual provisions for a facility of this nature with such adjustments, where necessary, to reflect the terms hereof, and the capital structure and jurisdiction of organization of the Obligors. The first draft of the Facility Agreement and other finance documents will be prepared by counsel to the Lender.

Utilisation:	In a single Utilisation, upon completion of satisfactory documentation and fulfilment of Conditions Precedent to Utilisation.

After the Availability Period has ended, any unutilised part of the Bridge Facility will be cancelled automatically.

Final Maturity Date:	Earlier of (i) 12 months from Commitment Date and (ii) 8 months from Utilisation Date.

Scheduled Repayments:	The Bridge Facility shall be repaid as follows: (i) on the date that is 3 months after the Utilisation Date, in an amount equal to the aggregate principal amount then outstanding in excess of USD 70m and (ii) on the Final Maturity Date, the remaining aggregate principal amount then outstanding, in full.

Prepayment/Cancellation:	Mandatory Prepayments/Cancellation:

▪   On or prior to the Utilisation Date, the aggregate commitments in respect of the Bridge Facility shall be automatically permanently terminated, and after the funding of the Bridge Facility on the Utilisation Date, loans outstanding under the Bridge Facility shall be prepaid in full, in each case, upon any occurrence of:

o a Change of Control (as defined below) or

o Illegality

▪   On or prior to the Utilisation Date, the aggregate commitments in respect of the Bridge Facility shall be automatically permanently reduced, and after the funding of the Bridge Facility on the Utilisation Date, loans outstanding under the Bridge Facility shall be prepaid, in each case, by:

o in the case of any sale or total loss insurance proceeds in respect of any Vessel (including pursuant to a sale and leaseback transaction), any net proceeds released to the Group over and above proceeds payable to (a) the first mortgagees of the relevant Vessel (and/or the lessor in case of a leased Vessel) and (b) to the noteholders under that certain Note Purchase Agreement dated as of September 24, 2021 (the “Note Purchase Agreement”), by and among the Guarantor, each purchaser party thereto and Wilmington Trust (London) Limited, as administrative agent and collateral agent; and

o the net proceeds received by either Obligor resulting from any debt or equity capital market transactions.

Any mandatory prepayment to include all accrued and unpaid interest, accrued and unpaid fees and customary break costs to the prepayment date, and amounts prepaid may not be re-borrowed. Any mandatory commitment reduction to include all accrued and unpaid fees to the reduction date.

Voluntary Prepayment/Cancellation:

Amounts outstanding under the Bridge Facility may be prepaid, in whole or in part, without premium or penalty (but including customary break costs for prepayments prior to the last day of an interest period), at par together with accrued and unpaid interest owed on amounts so prepaid to the prepayment date upon not less than one (1) business days’ written notice, at the option of the Borrower, at any time. Amounts prepaid may not be re-borrowed and shall be applied to the outstanding Facility Amount as directed by the Borrower. The commitments under the Bridge Facility may be terminated in whole or in part by the Borrower at any time upon not less than five (5) business days’ written notice without premium or penalty.

Interest Periods:	3 months or 1 month at Borrower’s option or any other period as may be agreed between the Borrower and the Lender.

Margin:	400 bps, increasing 50 bps each quarter commencing 3 months after the Utilisation Date.

Interest Rate:	The aggregate of:

a) the Margin

b) Term SOFR for the Interest Period.

If such rate b) is quoted at below zero (0), Term SOFR will be deemed to be zero (0).

Default Interest:	Overdue principal, interest and other amounts shall accrue interest at a rate per annum of 200 basis points above the applicable Interest Rate, calculated from the due date.

Arrangement Fee:	[REDACTED]

[REDACTED]:	[REDACTED]

Commitment Fee:	20% of applicable Margin payable on the undrawn Facility Amount, commencing 1 month after Commitment Date, increasing to 30% after 3 months and 40% after 4 months.

Guarantee:	Unconditional and irrevocable on demand guarantee and indemnity of the Guarantor in respect of the obligations of the Borrower.

Financial Covenants:	Standard GasLog Ltd. covenants, consistent with the Existing Facility:

i) Market value adjusted net worth ≥ USD 350m

ii)            Current assets : current liabilities ≥ 1.0x

iii)           Maximum leverage (total debt : total assets) < 75%

iv)           Free cash and cash equivalents of min. USD75m

v)           If free cash and cash equivalents is below USD110m, EBITDA : debt service ≥ 1.1x (debt service excl. non-recurring and upfront fees up to USD30m).

Financial Statements:	i) Delivery of the annual audited, consolidated financial statements of the Group as soon as available and within 150 days of the end of the Guarantor’s financial year;

ii) Delivery of the semi-annual unaudited consolidated financial statements of the Group within 120 days after the end of each half of each of the Guarantor’s financial years; and

Representations and Warranties:	Borrower and Guarantor to make representations usual for financings of this nature and in line with the Existing Facility (where relevant) and, in each case, subject to materiality thresholds and customary exceptions and qualifications to be agreed. In any event, Borrower and Guarantor to represent that the Transaction (including the de-listing of the shares of GasLog Partners LP) does not constitute an event of default, termination event, early termination event, or other similar event (howsoever defined) under any credit or loan facility (including any finance lease), any bond or note issuance, any contract for derivatives or any other contract in respect of financial indebtedness, of or by any member of the Group (the “Relevant Agreements”).

Anti-Money Laundering / KYC Requirements:	Lender to be provided with such documents and any other information necessary to satisfy their Anti-Money Laundering/Know Your Customer/FATCA/CRS procedures either in force at the Signing Date or subsequently introduced prior to the signing of the Bridge Facility documentation and from time to time thereafter.

Change of Control	Change of Control to be consistent with the Existing Facility but also to include if any of the issued and outstanding shares (including the voting shares) of the Borrower cease to be legally and beneficially owned by the Guarantor.

Conditions precedent to Utilisation:	Conditions precedent to be completed to the satisfaction of the Facility Agent by the Utilisation Date as per Exhibit 1.

Events of Default:	Standard and customary, including inter alia non-payment, covenant breaches, misrepresentation, cross default, insolvency / insolvency proceedings, creditors’ process, winding up, cessation of business, unlawfulness, Material Adverse Effect, etc. in each case, subject to materiality thresholds and customary exceptions and qualifications to be agreed between the parties and consistent with the Existing Facility (where relevant).

Material Adverse Effect:	Means a material adverse effect on: (a) the consolidated business, operations or financial condition of the Group, taken as a whole; (b) the ability of any Obligor to perform its payment obligations under the finance documents; or (c) the validity or enforceability of, or the effectiveness of, the finance documents or the rights or remedies of the Lender under any of the finance documents.

Transferability:	The Underwriter has the right to sell its commitments or loans under the Bridge Facility, as applicable, without consent to any counterparty on a white list as per Exhibit 2, from 9 months after Commitment Date.

Protective provisions/General Indemnities:	Facility Agreement to include customary protective provisions for lenders that are substantially consistent with those set forth in the Existing Facility, including, without limitation, increased costs (including Basel III, CRR and CRD IV and related costs), sanctions, set-off, market disruption (in connection with lenders whose participation exceeds 50%), SOFR replacement, breakage costs, no tax deduction/withholding, tax gross up, FATCA, security over Lender's rights and bail in and illegality.

Facility Agent's Counsel:	Norton Rose Fulbright.

Costs and Expenses:	All reasonable and properly documented out-of-pocket expenses (including the reasonable and properly documented expenses for one firm of outside legal counsel to the finance parties on matters of English law and one local counsel in any relevant jurisdiction) in respect of negotiation, preparation, execution, filing and registration of the loan and security documents and any other document referred to in the Facility Agreement are for the Borrower’s account (inclusive of any VAT suffered by the finance parties related to those expenses) and to be paid promptly on demand whether or not the Facility Agreement is signed.

Governing Law and Jurisdiction:	English Law. Courts of England to have exclusive jurisdiction in respect of those finance documents subject to English law.

EXHIBIT 1

Conditions Precedent

The funding of the Bridge Facility on the Utilisation Date shall be subject to conditions customary for this type of facility, including, without limitation, the following conditions precedent in relation to each Obligor in form and substance satisfactory to the Facility Agent:

1.	constitutional documents of each Obligor (including the Merger Agreement and any other merger, joint venture, partnership agreement, shareholders agreements or similar contracts or agreements in respect of the Guarantor and/or GasLog Partners LP);

2.	resolutions of the relevant governing body of each Obligor approving the execution, delivery and performance of the Facility Agreement and any other finance document, including the guarantee by the Guarantor;

3.	receipt of all necessary third party consents and approvals;

4.	legal opinions from lawyers appointed by the Facility Agent in all relevant jurisdictions;

5.	legal due diligence report in a form and substance acceptable to the Facility Agent including reviewing the Merger Agreement and liaising with Marshall Islands counsel (to the extent relevant) to confirm that the transactions contemplated by this Term Sheet can be implemented;

6.	evidence that either on or before utilization all outstanding Target Units not owned by the Guarantor have been, or substantially concurrently with the funding of the Bridge Facility will be, acquired by the Guarantor;

7.	evidence in a form and substance acceptable to the Facility Agent of a minimum of pro forma post acquisition consolidated cash on balance sheet of an aggregate equal to $75,000,000 plus the amounts drawn under the Bridge Facility upon completion of the Transaction;

8.	evidence of the appointment of a process agent, if relevant;

9.	evidence of payment of all fees, costs and expenses due on or prior to the Utilisation Date under the Facility Agreement;

10.	annual audited financial statements for the Group for the year ending 31 December 2022;

11.	all relevant "Know Your Customer" documentation (including in respect of the Borrower), including specimen signatures;

12.	the delivery by the Borrower to the Facility Agent of a duly executed drawdown notice giving not less than 3 business days’ notice of drawdown;

13.	no Event of Default having occurred and being continuing;

14.	any other document, authorization, opinion or assurance required by the Facility Agent; and

15.	the Facility Agent being reasonably satisfied (following review by its legal counsel of all Relevant Agreements) that the de-listing of the shares of GasLog Partners LP and the Transaction do not constitute an event of default, termination event, early termination event, potential event of default or other credit or similar event (howsoever defined) under any Relevant Agreement.

EXHIBIT 2

White List - Approved Lenders

I             Banks

Approved banks shall include the banks and bank groups listed below as well as all their local branches and affiliates:

[REDACTED]

EXHIBIT 3

General Covenants

The following general covenants (in each case, (i) subject to such carve-outs, grace periods, baskets, thresholds and other qualifications and exceptions as may be agreed to reflect the business, structure and growth of the Group and as is customary for these types of transactions or as otherwise evidenced by the Group to be necessary for the purposes of compliance with the terms of the Note Purchase Agreement, and (ii) otherwise to be to be substantially consistent with the covenants set forth in the Existing Facility) shall apply in respect of the Group and its members:

Authorisations and compliance with laws

(a) authorisations (subject to Material Adverse Effect (as defined in this Bridge Facility Term Sheet) qualifier (“MAE Qualifier”));

(b) compliance with laws (subject to MAE Qualifier);

(c) environmental compliance (subject to MAE Qualifier);

(d) environmental claims (subject to MAE Qualifier);

(e) anti-corruption law and sanctions (subject to materiality qualifier);

(f) taxation (subject to materiality qualifier)

Restrictions on business

(g) restriction on merger (other than in connection with the Transaction);

(h) no change of business

Restrictions on dealing with assets and security

(i) preservation of assets;

(j) pari passu ranking;

(k) negative pledge (meaning no new liens, including second liens over assets with a first lien and first liens on assets which have no liens) except for replacement liens on a like for like basis for replacement/refinancing of facilities for financial indebtedness permitted to be incurred under the Facility Agreement) and no charge, pledge or any security of any kind over any of the shares and membership interests of or in GasLog Partners LP;

(l) restriction on disposal of any Vessels (including any disposal pursuant to a sale and leaseback transaction);

(m) transactions with affiliates (other than intra-Group loans) must be on an arm's length basis;

Restrictions on movements of cash – cash out

(n) no dividends and share redemptions (applicable to the Guarantor and Borrower);

(o) no voluntary payments of principal under any shareholder loans or any other subordinated debt, and no voluntary redemptions of preferred equity (applicable to the Guarantor);

(p) no payment of principal under the Note Purchase Agreement other than as required thereunder;

(q) no further investments other than newbuilds and FSRU conversions that are contracted as of the Commitment Date and other customary exceptions;

Restrictions on movements of cash – cash in

(r) restriction on new financial indebtedness (applicable to the Guarantor and any other member of the Group; “financial indebtedness” as used in this Bridge Facility Term Sheet includes amounts owing, incurred or payable under lease transactions for Vessels), save for financial indebtedness:

i.	Incurred and/or outstanding under the Bridge Facility;

ii.	Incurred and/or outstanding as of the Signing Date;

iii.	Incurred and/or outstanding under any existing credit facilities of subsidiaries of the Guarantor as well as any financial indebtedness of subsidiaries refinancing or replacing such facilities, provided any such replacement facility (A) has the same borrowers and guarantors as the facility it is replacing, (B) does not increase the amount of financial indebtedness (including capitalized costs) outstanding under the existing credit facility as at the refinancing/replacement date and (C) is not secured by any collateral other than the collateral securing the facility it is replacing;

iv.	Incurred by subsidiaries of the Guarantor for already contracted newbuilds and FSRU conversions; and

(s) further assurance; and

The restrictions contained in the above provisions shall not prohibit the following transactions which can take place at any time subject to any provisions of this Bridge Facility Term Sheet as to mandatory prepayments.

[REDACTED]

Restrictions on ship recycling

(t) the Obligors shall ensure that any vessel owned or controlled by the Obligors or sold to an intermediary with the intention of being scrapped is recycled at a recycling yard which conducts it recycling business in a socially and environmentally responsible manner in accordance with the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 and/or EU Ship Recycling Regulation, 2013.

Yours faithfully

/s/ Gemma Darney		/s/ Kay Newman
for and on behalf of
DNB (UK) Ltd.
as Arranger

Name:	Gemma Darney	Kay Newman

Title:	Authorized Signatory	Authorized Signatory

Notice Details

Address:	8th Floor
The Walbrook Building
25 Walbrook
London EC4N 8AF

Attention:	Credit Middle Office & Agency

Email:	cmoalondon@dnb.no

[Project Saturn - Signature Page to Commitment Letter]

/s/ Gemma Darney		/s/ Kay Newman
for and on behalf of
DNB (UK) Ltd.
as Arranger

Name:	Gemma Darney	Kay Newman

Title:	Authorized Signatory	Authorized Signatory

Notice Details

Address:	8th Floor
The Walbrook Building
25 Walbrook
London EC4N 8AF

Attention:	Credit Middle Office & Agency

Email:	cmoalondon@dnb.no

[Project Saturn - Signature Page to Commitment Letter]

We acknowledge and agree to the above.

/s/ Achilleas Tasioulas
for and on behalf of
GasLog Ltd.
as the Company

Name:	Achilleas Tasioulas

Title:	Chief Financial Officer

Notice Details

Address:	c/o 69 Akti Miaouli
Piraeus 185 37
Greece

Email:	atasioulas@gaslogltd.com

Attention:	Achilleas Tasioulas

[Project Saturn - Signature Page to Commitment Letter]

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